Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission, or SEC, on April 2, 2021, or the Annual Report, including the consolidated annual financial statements as of December 31, 2020, and their accompanying notes included therein.

Forward Looking Statements

This Report on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Evogene. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe and/or refer to many of these risks in greater detail under the heading “Risk Factors” in our Annual Report.

All forward-looking statements contained in this Report on Form 6-K speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Evogene,” “we,” “us,” “our,” “our company” and “the company” in this Report on Form 6-K refer to Evogene Ltd. and its consolidated subsidiaries, consisting of AgPlenus Ltd., Biomica Ltd., Canonic Ltd., Casterra Ag Ltd., Evogene Inc., Lavie Bio Ltd., and their consolidated subsidiaries, unless the context otherwise requires.

General

Evogene is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of our broadly applicable Computational Predictive Biology, or CPB, platform.  The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ltd.

The impact of the COVID-19 pandemic on Evogene’s operations during the period ended June 30, 2021 has been minimal. There were no material adverse impacts on the consolidated financial statements for the period ended June 30, 2021. The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, the related macroeconomic effects, and the extent of its impact on the Company’s operational and financial performance will depend on future developments. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

Recent Developments

On September 3, 2020, we consummated a registered direct equity offering of 5,882,353 ordinary shares at a price per share of $1.70, for total gross proceeds of $10 million. On November 2, 2020, we issued 3,920,000 ordinary shares at a price per share of $2.50 and 883,534 pre-funded warrants at a price per pre-funded warrant of $2.49, in a second registered direct offering, for total gross proceeds of $12 million, consisting of an investment by Ark Investment Management LLC and Alpha Capital Anstalt. On January 4, 2021, all 883,534 pre-funded warrants were exercised into 883,534 of the Company's ordinary shares at an exercise price of $0.01 per pre-funded warrant for a total amount of $9.

On January 14, 2021, we entered into a Controlled Equity Offering Sales Agreement (the “January 2021 Sales Agreement”). In January and February 2021, pursuant to the January 2021 Sales Agreement, the Company issued an aggregate of 3,803,594 ordinary shares with a weighted average selling price of $7.36 per share, resulting in gross proceeds of $28 million (the “January 2021 At The Market Offering”).

The securities in the registered direct offering and in the January 2021 At The Market Offering, were issued pursuant to a prospectus supplement, which was filed with the SEC in connection with a takedown from Evogene’s shelf registration statement on Form F-3 (File No. 333-240249), which was declared effective by the SEC on August 10, 2020 and was exhausted by the January 2021 At The Market Offering.

On February 19, 2021, we entered into a Controlled Equity Offering Sales Agreement (the “February 2021 Sales Agreement”). In April 2021, pursuant to the February 2021 Sales Agreement, we issued an aggregate of 197,525 ordinary shares with a weighted average selling price of $4.70 per share, resulting in gross proceeds of $0.9 million (the “February 2021 At The Market Offering”).

The securities in the February 2021 At The Market Offering were issued pursuant to a prospectus supplement, which was filed with the SEC in connection with a takedown from Evogene’s shelf registration statement on Form F-3 (File No. 333-253300), which was declared effective by the SEC on March 3, 2021.

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenues

Our total revenues increased by $0.1 million, or 25%, to $0.5 million for the six-month period ended June 30, 2021, from $0.4 million for the six-month period ended June 30, 2020.

Cost of Revenues

Cost of revenues increased by $0.2 million, to $0.4 million for the six-month period ended June 30, 2021, from $0.2 million for the six-month period ended June 30, 2020. Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations.

Gross Profit

Gross profit decreased by $0.1 million, or 50%, to $0.1 million for the six-month period ended June 30, 2021, from $0.2 million for the six-month period ended June 30, 2020, due to the combined effect of changes in our revenues and cost of revenues, as described above.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses, net increased by $0.8 million, or 9.4%, to $9.3 million for the six-month period ended June 30, 2021, from $8.5 million for the six-month period ended June 30, 2020. This increase was attributable to product development activities of Evogene and its subsidiaries, including Biomica Ltd's continued preparations for the initiation of its first-in-human proof of concept study in the immuno-oncology program expected later in 2021, Lavie Bio Ltd's activities towards expected commercialization launch of its lead bio-stimulant in 2022 and Canonic Ltd's establishment of its production and marketing infrastructure in preparation for expected product launch in Israel in 2022.

Business Development Expenses. Business development expenses decreased by $0.2 million, or 14.3%, to $1.2 million for the six-month period ended June 30, 2021, from $1.4 million for the six-month period ended June 30, 2020. This decrease is mainly due to a decrease in stock-based compensation expenses partially offset by an increase in Canonic Ltd's and Lavie Ltd's expenses towards expected launch of their first products in 2022.

General and Administrative Expenses. General and administrative expenses increased by $0.8 million, or 33.3%, to $3.2 million for the six-month period ended June 30, 2021, from $2.4 million for the six-month period ended June 30, 2020. The increase in general and administrative expenses is mostly attributed to an increase in the renewal cost of the Company’s directors and officers liability insurance.

Financing Income and Expenses

Financing Income. Financing income was $0.6 million both for the six-month period ended June 30, 2021, and for the six-month period ended June 30, 2020. Financing income primarily consists of (a) exchange rate differences between the U.S. dollar and the New Israeli Shekel, as well as (b) interest income.

Financing Expenses. Financing expenses increased by $0.3 million, or 50%, to $0.9 million for the six-month period ended June 30, 2021, from $0.6 million for the six-month period ended June 30, 2020. This increase was mainly due to revaluation of pre-funded warrants which were issued on November 2, 2020, as part of a registered direct offering and were exercised into ordinary shares at the beginning of 2021.

Taxes on Income

For the six-month periods ended June 30, 2021 and 2020, we recorded insignificant amounts for taxes on income in Israel due to advances on excess expenses and an insignificant amount of taxes with respect to Evogene Inc. and Lavie Bio Inc.

Loss

The amount of our overall loss increased by $2.0 million, or 16.7%, to $14 million for the six-month period ended June 30, 2021, from $12 million for the six-month period ended June 30, 2020. The increase reflects the cumulative effect of all the above-described line items from our consolidated interim statements of profit or loss.

Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of June 30, 2021, we had cash and cash equivalents, marketable securities and short-term bank deposits of $65.4 million, and working capital of $62.5 million, which is calculated by subtracting our current liabilities from our current assets. As of June 30, 2021, we had $4 million of outstanding long-term indebtedness related to government grants.

We expect that our working capital and capital investment needs will be funded for the foreseeable future mainly by our cash and cash equivalents, marketable securities and bank deposits, and payments from our collaborators. Currently, our principal uses of cash are to further develop our and our subsidiaries’ product pipelines, to further enhance and expand our CPB platform and general corporate purposes. In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation. In addition, in the future we may also use cash for the expenses we incur if we choose to spin off one or more of our subsidiaries into public companies that may trade independently of Evogene.  The decision if, when, and how, to spin-off a subsidiary company will depend on many considerations, including our goal of ensuring maximum value creation for shareholders as well as market conditions, the subsidiary’s financial needs, pipeline maturity, valuation, applicable regulations, etc. We believe that our existing cash and cash equivalents, marketable securities and short-term bank deposits as of June 30, 2021 will be sufficient to meet our projected cash requirements for at least 12 months.

To the extent that existing cash, and cash equivalents, marketable securities and short-term bank deposits are insufficient to fund our future activities, we may need to raise additional funding through debt or equity financing or combination of both. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. The negative impact of the ongoing COVID-19 outbreak on economies and financial markets worldwide may adversely impact on our ability to raise additional funds for our operations, if and when needed.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report:

	Six Months Ended June 30,
	2021	2020
	(U.S. dollars, in thousands)
Net cash used in operating activities	$(10,824)	$(8,251)
Net cash provided (used in) by investing activities	(20,991)	4,682
Net cash provided by (used in) financing activities	28,426	(165)
Exchange rate differences - cash and cash equivalents	(85)	60
Decrease in cash and cash equivalents	$(3,474)	$(3,674)

Cash Used in Operating Activities

Cash used in operating activities for the six-month period ended June 30, 2021 was $10.8 million and primarily reflects our overall loss of $14 million. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $0.7 million of depreciation expenses, $1.1 million of share-based compensation expenses and $0.5 million amortization of intangible assets, and by the movement in balance sheet items, that were taken into account in the calculations, including a decrease in other receivables and prepaid expenses of $1 million.

Cash used in operating activities for the six-month period ended June 30, 2020 was $8.3 million and primarily reflects our overall loss of $12 million. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $0.9 million of depreciation expenses, $2.8 million of share-based compensation expenses and $0.5 million amortization of intangible assets, which was partially offset by the movement in balance sheet items, that were taken into account in the calculations, including a decrease in employees and payroll accruals of $0.5 million.

Cash Used in Investing Activities

Cash used in investing activities was $21 million for the six-month period ended June 30, 2021. That primarily reflects $20.6 million of net cash used for the purchase of marketable securities and $0.4 million of cash used for the purchase of property, plant and equipment.

Cash provided by investing activities was $4.7 million for the six-month period ended June 30, 2020. That primarily reflects $2.1 million of net cash proceeds from the sale of marketable securities and $3 million of cash withdrawn from bank deposits, offset by $0.4 million of cash used for the purchase of property, plant and equipment.

Cash Provided by Financing Activities

Cash provided by financing activities was $28.4 million for the six-month period ended June 30, 2021, which was primarily attributable to $27.9 million from the issuance of ordinary shares raised under our January 2021 At The Market offering and our February 2021 At The Market Offering, net of issuance expenses, $0.5 million of proceeds from the exercise of options and $0.4 million from the proceeds of government grants, net, offset by $0.3 million for the repayment of operating lease liability.

Cash used in financing activities was $0.2 million for the six-month period ended June 30, 2020, which was primarily attributable to a $0.3 million repayment of operating lease liability, offset by $0.2 million of proceeds, net, in respect of government grants.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.